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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         Enviro-Clean of America, Inc.
                         -----------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                            ______________________
                                (CUSIP Number)


                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                 210-281-7000
                                 ------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
-------------------------------------------------------------------------------
                                Communications)
                                ---------------

                                March 13, 2000
                         ----------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

          Steven Etra
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                      (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          Not applicable
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [_]
 5    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States citizen
--------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7
     NUMBER OF
                             334,254
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY                354,675
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                             334,254
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                             354,675
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          688,929
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [_]
12    EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          12.83%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
--------------------------------------------------------------------------------

In order to incorporate the holdings of Gemini Capital Corporation, a company in which Steven Etra is a minority shareholder and Director, Steven Etra hereby amends his statement on Schedule 13D relating to the common stock, par value $0.001 (the "Common Stock"), of Enviro-Clean of America, Inc. (the "Issuer") as follows:

                                       2

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SCHEDULE 13D

Item 3.  is hereby amended as follows:

     All of the holdings of Mr. Etra have been purchased through personal funds, or through affiliate entity funds, with the exception of 150,000 options which were granted by the Issuer to Mr. Etra and a company controlled by Mr. Etra, in April 1999. In January 1998, 60,000 shares of common stock were purchased by Mr. Etra and a company controlled by Mr. Etra, for $30,000. In December of 1998, Mr. Etra purchased 70,000 shares of Series E Convertible Redeemable Preferred Stock from the Issuer for $175,000. In June 1999, Mr. Etra's wife purchased one unit, consisting of a 12.75% subordinated promissory note and 2400 common stock options, in private placement by the Issuer. In July 1999, the Issuer sold 10,000 shares of common stock to a company controlled by Mr. Etra for $25,000, and 6000 shares of common stock to Mr. Etra's wife for $15,000. In December 1999, a total of 28 units were purchased by two companies controlled by Mr. Etra, a trust of which Mr. Etra is a beneficiary, and Mr. Etra's wife, for a total of $280,000. In February 2000, Mr. Etra purchased 25,000 units, each unit consisting of 2 shares of common stock and 1 common stock purchase warrant, for $200,000 in a private placement by the Issuer. In the same private placement, a company controlled by Mr. Etra, a company in which Mr. Etra is a minority shareholder and Director, and a trust of which Mr. Etra is a beneficiary, purchased an aggregate of 28,125 units for $225,000.

Item 5.  is hereby amended as follows:

     (a) - (b) As of the date hereof, Steven Etra beneficially owns 688,929 shares of the Issuer's Common Stock, and such shares constitute approximately 12.83% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof, assuming the exercise of all warrants and options beneficially held by Steven Etra, and the conversion of the Series B Convertible Redeemable Preferred Stock. Such shares beneficially owned by Steven Etra include:

     Steven Etra Direct Holdings: (1) 114,254 shares of common stock; (2) 70,000 shares underlying the conversion of the Series E Convertible Redeemable Preferred Stock (3) (6) 125,000 shares underlying the exercise of options; (4) 25,000 shares underlying the exercise of warrants.

     Steven Etra Indirect Holdings:

     1) SRK Associates LLC holdings (a company controlled by Steven Etra): (1) 131,000 shares of common stock; (2) 12,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 25,000 shares underlying the exercise of options; (4) 12,250 shares underlying the exercise of warrants.

     2) Lances Property Development Pension Plan (a company 50% owned by Steven
  Etra): (1) 20,000 shares of common stock; (2) 8,000 shares underlying the exercise of Series B

                                       3
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  Cumulative Convertible Preferred Stock; (3) 11,200 shares underlying the exercise of warrants.

     3) Irving Etra Family Trust (a trust of which Steven Etra is a beneficiary): (1) 25,000 share of common stock; (2) 10,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 24,700 shares underlying the exercise of warrants.

     4) Blair Etra (Steven Etra's wife): (1) 6,000 shares of common stock; (2) 26,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 15,400 shares underlying the exercise of warrants.

     5) Gemini Capital Corporation (a company in which Steven Etra is a minority shareholder and Director): (1) 18,750 share of common stock; (2) 9,375 shares underlying the exercise of warrants.

                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2000                  /s/ Steven Etra
                                      -----------------------------------
                                      Signature


                                      Steven Etra
                                      -----------------------------------
                                      Name/Title

                                       5